UN-OFFICIAL TRANSLATION

June 8, 2008

PT Indosat Tbk

Jl. Medan Merdeka Barat No.21

Jakarta 10110

Attention

:  Board of Directors

Subject

:  Information related to Bapepam Rule No. IX.H.1

Dear Sirs,

Taking into reference Bapepam Rule No. IX.H.1, attachment of Bapepam Decree No.Kep-05/PM/2002, dated April 3, 2002 (“Bapepam Rule IX.H.1”)

 on the Open Company Take Over, we, Qatar Telecom (Qtel) QSC (“Qtel”), a Company established under the laws of Qatar and domiciled in Doha, Qatar, we hereby would like to inform you the following:

1.

Qtel has signed a Share Purchase Agreement (SPA) on June 6, 2008 with STT Communications Ltd, a subsidiary of Singapore Technologies Telemedia Pte Ltd (“ST Telemedia”), a company established under the laws of Singapore, relating to the acquisition of 100% shares of Indonesia Communications Limited (“ICLM”), a company established under the laws of Mauritius and 100% shares of Indonesia Communications Pte. Ltd. (“ICLS”), a company established under the laws of Singapore by Qtel.

The total or 100% shares in ICLM and ICLS is owned by Asia Mobile Holding Pte Ltd (“AMH”), a joint venture company, where around 75% of its shares owned by Asia Mobile Holdings Company Pte. Ltd, a subsidiary of ST Telemedia and around 25% of its shares owned by Qtel Investment Holdings BSC, a subsidiary of Qtel. ICLM and ICLS currently own 2,217,590,000 shares or approximately 40.81% of the all shares in PT Indosat Tbk (“Indosat”).

2.

According to the SPA, Qtel has agreed to pay S$2.4 billion in cash to acquire all shares owned by AMH in ICLM and ICLS, as well as taking over all shareholders obligation which is expected to be finalized by June 26, 2008.

3.

The execution of the SPA will take into account all requirements of the existing rules and regulations, including the obligation to conduct a tender offer based on Bapepam Rule No. IX.H.1 and Bapepam Rule No. IX.F1, attachment to the Decision of the Chairman of Bapepam No. Kep 04/PM/2002 dated April 3, 2002 on the Tender Offer.

We would like to inform you that Qtel is a telecommunications service provider which is majority owned directly and indirectly by the Government of Qatar and provides fixed and mobile telecommunications in Qatar. Qtel Group has expanded its geographic footprint from 2 to 16 countries in North Africa, Middle East and Asia Pacific.

The purpose of the acquisition of ICLM and ICLS shares as informed above, if executed, is a strategic investment and the further implementation of Qtel’s strategy to expand the telecommunications sector in Indonesia and Asia, in line with Qtel’s strategic vision to be in the top 20 of the global telecommunications operator by 2020.

This notification letter is prepared in accordance to Rule IX.H.1 paragraph 4 juncto paragraph 8.

Furthermore, to comply with Bapepam’s requirements stipulated in Rule No. IX.H.1 paragraph 4, we have announced to the public on Sunday, June 8, 2008 through Tempo daily newspaper as attached. Attached also the press release announced relating to the above transaction.

We will further inform you all actual information on the development of the acquisition plan as informed in this letter.

We appreciate your support and cooperation so that the implementation of such acquisition can be implemented according to existing regulations.

Thank you.

Sincerely,

Qatar telecom (Qtel) QSC

Signature

Dr. Nasser Marafih

Chief Executive Officer

1